EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-168351) and related Prospectus of Entropic Communications, Inc. incorporated by reference into this Registration Statement (Form S-3) of Entropic Communications, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 4, 2010, with respect to the consolidated financial statements and schedule of Entropic Communications, Inc., and the effectiveness of internal control over financial reporting of Entropic Communications included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

September 28, 2010